RANGEFORD RESOURCES, INC.

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
                                                                                                                               July 28, 2008

Re:                   Rangeford Resources, Inc.
Registration Statement Form S-1
File Number 333-152104
Filed: July 3, 2008

Attention:          Mr. John W. Madison
Phone (202) 551-3296
Fax     (202) 772-9368

Rangeford Resources, Inc. (the “Company”) has received your comments regarding the Form S-1 filed on July 3, 2008 dated July 23, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Securities and Exchange Commission (“SEC”). The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

General

1.         The biographical information within the Company’s registration statement has been modified and disclosed to include all of Mr. Davis’s principal business ventures and information required under Item 401 of Regulation S-K.  As to explain the differences in the biographical sketches between the one disclosed in the Company’s registration statement, Bella Viaggio, Inc.,  and Friendly Auto Dealers, Inc. Mr. Davis  had disclosed his business involvements in the following entities as follows:

Bella Viaggio, Inc.
            St. Vincent Press
            Caffe Diva Group

Bella was Incorporated on June 6, 2007; filed the registration statement on October 16, 2008

Friendly Auto Dealers, Inc. discloses:
Bella Viaggio
            St Vincent’s Press
            Caffe Diva Group
Friendly was Incorporated on August 6, 2007; filed registration statement on November 21, 2007

Rangeford Resources, Inc. discloses
            Walker Bannister & Dunn
            Bella Viaggio, Inc.
            Caffe Diva
 Rangeford was Incorporated December 4, 2007, filed registration statement on July 3, 2008.

Subsequently Mr. Davis has modified his biographically sketch within the Company’s registration statement as follows:

PO BOX 1365
8541 NORTH COUNTY ROAD 11
WELLINGTON , COLORADO 80549

RANGEFORD RESOURCES, INC.

Ronald A. Davis, Control Person , age 65.

Mr. Davis commenced his career at Goldman Sachs & Co. in 1964 as an office boy. Following the completion of graduate school at the University of Southern California and military service, Mr. Davis returned to Goldman Sachs where he worked until joining Dean Witter & Co. (now Morgan Stanley). Areas of work responsibility included syndication and institutional sales.

In February 2008, Mr. Davis founded Genesis Corporate Development, LLC and is the managing director where he provides business consulting services to start-up companies.  Mr. Davis advises on such matters as business plan development, identifying angel groups interested in investments similar to the client’s project, and assists with writing and developing business and finance strategies.  Prior to Genesis Corporate Development Mr. Davis operated his consulting services through Heartland Managed Risk, LLC (established in 2002.) This business was combined with Genesis in the spring of 2008.

In March 2008, Mr. Davis founded Walker, Bannister & Dunn, LLC and is the sole member and control person of this Company.  Through this business Mr. Davis provides specialized consulting services to businesses seeking private and public equity financing.

In December 2005, Mr. Davis founded St. Vincent Press, Inc. this company was organized to publish short run books with a small audience. The material was to include subjects such as investments, insurance, self directed and check book controlled Individual Retirement Accounts and tax related matters. From inception to Mr. Davis’ resignation from the Company, he provided management and financial backing. In addition, he was instrumental in raising about $50,000 to facilitate future growth and as of December, 2007, Mr. Davis resigned his position to seek other opportunities and is acting in a limited advisory role with the company

Involvement with Reporting and Public Companies

Currently Mr. Davis is the sole officer and director of Bella Viaggio, Inc., a Reporting Company with the Securities and Exchange Commission.  Mr. Davis formed this corporation in June 2007 for the purpose developing day spas and upscale hair salons.  Currently Mr. Davis spends approximately 20% of his time towards the development of this business.  To date, Bella has not commenced business operations.

Currently Mr. Davis is a controlling shareholder of Rangeford Resources, Inc., owning approximately 34% of the Company’s common stock.  Mr. Davis is a minority shareholder and performs no management role for the Company.  To date, Rangeford has not commenced business operations.

From August 2007 to December 2007, Mr. Davis was the Treasurer of Friendly Auto Dealers, Inc., a Reporting Company whose common stock is currently listed on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbol FYAD.   He served in a limited role for this Company providing accounting services until he resigned from the Company.  At the date of his resignation Friendly had not commenced business operations.

In 1994, Mr. Davis was nominated President and Chief Executive Officer of Caffe Diva Group, Ltd., a U.S. based Pink Sheet Public Company, trading under the symbol CFDA.  This business was engaged in the roasting and retail sale of gourmet coffee through a 47 store chain of espresso drive-thrus. Mr. Davis provided and directed this business from the time it opened its first store until the 47th store was acquired.  During his stewardship, all of the Company’s stores achieved and maintained profitability. In September of 2000, Mr. Davis resigned from his positions with the Company.

PO BOX 1365
8541 NORTH COUNTY ROAD 11
WELLINGTON , COLORADO 80549

RANGEFORD RESOURCES, INC.

Education

Mr. Davis received his B.S. in Business Administration from the University of Southern California. In 1967, he completed his work on a Masters of Business Administration from the University of Southern California and immediately entered the U.S. Army. Mr. Davis is a past (1999-2002) Adjunct Professor in the Graduate School of Business, Portland State University, Portland, Oregon where he taught courses on capital formation and new venture creation

Published Works

Mr. Davis has written two books that have been published.  In 1972, The Financial Impact on Conglomerates of Vertical and Horizontal Diversification and in 2002, Managing Wealth: Improving Investment Returns In An Offshore Environment.

In addition, Mr. Davis wrote an article published in Venture Magazine titled, Small Company Capital Formation Strategies.

Currently in the works Mr. Davis is working on a new book, whose original publication date was February 2008, How the Poor Get Rich: Low Risk High Return Investing which he plans to have published and available in the winter of 2008.

2.         Rule 419 of Regulation C does not apply to this offering.  Rangeford Resources, Inc., a development stage enterprise with a business plan to acquire and explore oil and natural gas properties, provided adequate financing can be secured.  Please see “Description of Business” within the registration statement.

In and effort to make this clear the following language has been modified and added to the registration statement under the heading “Description of Business”:

We have a specific business plan and do not intend to engage in any merger, acquisition or business reorganization with any previously identified entity. We have no plans to change our business activities or to combine with another business and are not aware of any events or circumstances that might cause us to change our plans.

Cover Page

3.         The heading has been revised to indicating the offer is for 1 to 1,000,000 common shares.

The following language has been added to the cover page:

Because there is no minimum number of shares required to be sold and the Company has not, and may never generate revenues, our business may fail prior to the end of the two year offering period resulting in a complete loss of any investment made to the Company.

PO BOX 1365
8541 NORTH COUNTY ROAD 11
WELLINGTON , COLORADO 80549

RANGEFORD RESOURCES, INC.

Additional Disclosures and updates provided on the amended registration statement include:

The Company has added the following disclosure as the fifth risk factors under the Heading “Risk Factors” within the registration statement:

Because there is no minimum number of shares required to be sold and the Company has not, and may never generate revenues, our business may fail prior to the end of the two year offering period resulting in a complete loss of any investment made to the Company.

We are offering up to 1,000,000 shares of our common stock; however, there is no minimum amount of stock that must be sold prior to us utilizing the proceeds from the offering.  We have never generated revenues and we may never be able to generate revenues in the future.  As such we may be forced out of business prior to the end of the potential two year offering period resulting in which case investors would lose their entire investment.

Filed as an attachment to this Correspondence is a Revisions Document (S-1/A) indicating the modification made to the registration statement.

Sincerely,

Frederick Ziegler
Chief Executive Officer
Rangeford Resources, Inc.

Attachment:  Revisions Document_S1A(1)

PO BOX 1365
8541 NORTH COUNTY ROAD 11
WELLINGTON , COLORADO 80549